UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB
Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:
December 31, 2014
of Management Investment Companies           Estimate average
burden hours
                                               per response .
.. . . . 2.00

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------
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1. Investment Company Act File Number:        Date examination
completed:

811-03364	                                  August 9, 2013

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2. State Identification Number:

AL             AK             AZ             AR             CA
CO X
CT             DE             DC             FL             GA
HI
ID             IL             IN             IA             KS
KY
LA             ME             MD             MA             MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

Great-West Funds, Inc.
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4. Address of principal executive office
(number,street,city,state,zip code):

8515 E. Orchard Road, Greenwood Village, CO 80111
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August 9, 2013

United States Securities and Exchange Commission
Office of Applications and Report Services
450 Fifth Street, N.W.
Washington, DC 20549

Dear Sirs:

Enclosed is one copy of Form N-17f-2 and our related report, dated August 9, 2013, on our examination of the investment portfolios of the following funds of the Great-West Funds, Inc. as of the close of business on October 31, 2012. Great-West Stock Index Fund
Great-West S&P SmallCap 600 Index Fund
Great-West S&P 500 Index Fund
Great-West S&P MidCap 400 Index Fund
Great-West International Index Fund
      Great-West Aggressive Profile Fund I
      Great-West Conservative Profile Fund I
      Great-West Moderate Profile Fund I
      Great-West Moderately Aggressive Profile Fund I Great-West Moderately Conservative Profile Fund I Great-West Aggressive Profile Fund II
      Great-West Conservative Profile Fund II
      Great-West Moderate Profile Fund II
      Great-West Moderately Aggressive Profile Fund II Great-West Moderately Conservative Profile Fund II Great-West SecureFoundation Balanced Fund
      Great-West SecureFoundation Lifetime 2015 Fund Great-West SecureFoundation Lifetime 2020 Fund Great-West SecureFoundation Lifetime 2025 Fund Great-West SecureFoundation Lifetime 2030 Fund Great-West SecureFoundation Lifetime 2035 Fund Great-West SecureFoundation Lifetime 2040 Fund Great-West SecureFoundation Lifetime 2045 Fund Great-West SecureFoundation Lifetime 2050 Fund Great-West SecureFoundation Lifetime 2055 Fund Great-West Lifetime 2015 Fund I
      Great-West Lifetime 2015 Fund II
      Great-West Lifetime 2015 Fund III
      Great-West Lifetime 2025 Fund I
      Great-West Lifetime 2025 Fund II
      Great-West Lifetime 2025 Fund III
      Great-West Lifetime 2035 Fund I
      Great-West Lifetime 2035 Fund II
      Great-West Lifetime 2035 Fund III
      Great-West Lifetime 2045 Fund I
      Great-West Lifetime 2045 Fund II
      Great-West Lifetime 2045 Fund III
      Great-West Lifetime 2055 Fund I
      Great-West Lifetime 2055 Fund II
Great-West Lifetime 2055 Fund III


Very truly yours,




Bryan J. Morris
Partner








REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of the Great-West Funds, Inc.:
We have examined management's assertion included in the
accompanying Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940 that
Great-West Stock Index Fund, Great-West S&P SmallCap 600 Index
Fund, Great-West S&P 500 Index Fund, Great-West S&P MidCap
400 Index Fund, Great-West International Index Fund,  Great-
West Aggressive Profile Fund I, Great-West Conservative
Profile Fund I, Great-West Moderate Profile Fund I, Great-West
Moderately Aggressive Profile Fund I, Great-West Moderately
Conservative Profile Fund I, Great-West Aggressive Profile
Fund II, Great-West Conservative Profile Fund II, Great-West
Moderate Profile Fund II, Great-West Moderately Aggressive
Profile Fund II, Great-West Moderately Conservative Profile
Fund II, Great-West SecureFoundation Balanced Fund, Great-West
SecureFoundation Lifetime 2015 Fund, Great-West
SecureFoundation Lifetime 2020 Fund, Great-West
SecureFoundation Lifetime 2025 Fund, Great-West
SecureFoundation Lifetime 2030 Fund, Great-West
SecureFoundation Lifetime 2035 Fund, Great-West
SecureFoundation Lifetime 2040 Fund, Great-West
SecureFoundation Lifetime 2045 Fund, Great-West
SecureFoundation Lifetime 2050 Fund, Great-West
SecureFoundation Lifetime 2055 Fund, Great-West Lifetime 2015
Fund I, Great-West Lifetime 2015 Fund II, Great-West Lifetime
2015 Fund III, Great-West Lifetime 2025 Fund I, Great-West
Lifetime 2025 Fund II, Great-West Lifetime 2025 Fund III,
Great-West Lifetime 2035 Fund I, Great-West Lifetime 2035 Fund
II, Great-West Lifetime 2035 Fund III, Great-West Lifetime
2045 Fund I, Great-West Lifetime 2045 Fund II, Great-West
Lifetime 2045 Fund III, Great-West Lifetime 2055 Fund I,
Great-West Lifetime 2055 Fund II, and Great-West Lifetime 2055
Fund III (each a "Fund", collectively the "Funds") of the
Great-West Funds, Inc. complied with the requirements of
subsections (b) and (c) of Rule 17f-2 under the Investment
Company Act of 1940 as of October 31, 2012. Management is
responsible for each Fund's compliance with those
requirements. Our responsibility is to express an opinion on management's assertion about the Funds compliance based on our examination.
Our examination was conducted in accordance with attestation standards established by the Public Company Accounting
Oversight Board (United States), and accordingly, included
examining on a test basis, evidence about the Funds'
compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.
Included among our procedures were the following tests
performed as of October 31, 2012, and with respect to
agreement of security purchases and sales, for the period from
July 16, 2012 (except for Great-West International Index Fund, for which the last date of testing was September 30, 2012)(the date of our last examination) through October 31, 2012:
1.	Confirmation of all securities held by the Depository Trust
Company (DTC) in book entry form. We have confirmed the
securities held by the DTC as of 10/31/2012.
2.	Reconciliation of all such securities to the books and records of Funds and the Bank of New York (the ?Custodian?).
3.	Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Custodian records.

4.	Agreement of one security purchases and one security sales or maturities per Fund since our last report from the books and records of the Funds to broker confirmations.

5.	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, and/or transfer agents.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds compliance with specified requirements.
In our opinion, management's assertion that each of the Funds of the Great-West Funds, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of October 31, 2012, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Directors of Great-West Funds, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ DELOITTE & TOUCHE LLP
August 9, 2013

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940
We, as members of management of Great-West Stock Index Fund, Great-West S&P SmallCap 600 Index Fund, Great-West S&P 500 Index Fund, Great-West S&P MidCap 400 Index Fund, Great-West International Index Fund, Great-West Aggressive Profile Fund I, Great-West Conservative Profile Fund I, Great-West Moderate Profile Fund I, Great-West Moderately Aggressive Profile Fund I, Great-West Moderately Conservative Profile Fund I, Great-West Aggressive Profile Fund II, Great-West Conservative Profile Fund II, Great-West Moderate Profile Fund II, Great-West Moderately Aggressive Profile Fund II, Great-West Moderately Conservative Profile Fund II, Great-West SecureFoundation Balanced Fund, Great-West SecureFoundation Lifetime 2015 Fund, Great-West SecureFoundation Lifetime 2020 Fund, Great-West SecureFoundation Lifetime 2025 Fund, Great-West SecureFoundation Lifetime 2030 Fund, Great-West SecureFoundation Lifetime 2035 Fund, Great-West SecureFoundation Lifetime 2040 Fund, Great-West SecureFoundation Lifetime 2045 Fund, Great-West SecureFoundation Lifetime 2050 Fund, Great-West SecureFoundation Lifetime 2055 Fund, Great-West Lifetime 2015 Fund I, Great-West Lifetime 2015 Fund II, Great-West Lifetime 2015 Fund III, Great-West Lifetime 2025 Fund I, Great-West Lifetime 2025 Fund II, Great-West Lifetime 2025 Fund III, Great-West Lifetime 2035 Fund I, Great-West Lifetime 2035 Fund II, Great-West Lifetime 2035 Fund III, Great-West Lifetime 2045 Fund I, Great-West Lifetime 2045 Fund II, Great-West Lifetime 2045 Fund III, Great-West Lifetime 2055 Fund I, Great-West Lifetime 2055 Fund II, and Great-West Lifetime 2055 Fund III (each a "Fund", collectively the "Funds") of the Great-West Funds, Inc., are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of each of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2012 and from July 16, 2012 (the date of our last examination for all Funds excluding Great-West International Index Fund) through October 31, 2012, and as of October 31, 2012 and from September 30, 2012 (the date of our last examination for Great-West International Index Fund) through October 31, 2012.
Based on this evaluation, we assert that each of the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2012, and from July 16, 2012 (the date of our last examination for all Funds excluding Great-West International Index Fund) through October 31, 2012, and from September 30, 2012 (the date of our last examination for Great-West International Index Fund) through October 31, 2012 , with respect to securities reflected in the investment accounts of the Funds.



Great-West Funds, Inc.
By:


______________________________
Mitchell Graye
President and Chief Executive Officer


______________________________
Mary Maiers
Chief Financial Officer and Treasurer

__________________________________________
Beverly Byrne
Chief Compliance Officer

August 9, 2013